SOUTHERN COMMUNITY FINANCIAL CORPORATION

4605 Country Club Road
Winston-Salem, North Carolina 27104
Telephone: (336) 768-8500

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
Thursday, December 11, 2003

To the Shareholders:

     A Special Meeting of the Shareholders of Southern Community Financial Corporation (the “Company”) will be held on:

•	Thursday, December 11, 2003

•	10:00 a.m. (local time)

•	Village Inn Golf & Conference Center (formerly Ramada Inn) Exit 184, Interstate 40 Clemmons (Forsyth County), North Carolina

or at any adjournment thereof, for the following purpose:

•	To consider approval of the Agreement and Plan of Share Exchange by and between the Company and The Community Bank dated July 30, 2003, as amended whereby The Community Bank will become a wholly owned subsidiary of the Company and the Company will issue cash and common stock to the shareholders of The Community Bank as described in the attached Joint Proxy Statement/Prospectus.

     Shareholders of record at the close of business on October 20, 2003, are entitled to notice of, and to vote, at the meeting and any adjournments thereof. The Company’s stock transfer books will not be closed.

     Please complete, date and sign the enclosed proxy and return it promptly in the enclosed pre-paid envelope. As many shares as possible should be represented at the meeting, so even if you expect to attend the meeting, please return the enclosed proxy. By doing so, you will not give up the right to vote at the meeting. If you return the proxy and then attend the meeting, you may notify the Secretary that you wish to vote in person, and the Company will disregard the proxy you return. Failure to vote will have the same effect as a vote against approval of the proposal.

By order of the Board of Directors,

F. Scott Bauer President

October 24, 2003